This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 - 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about August 22, 2005

Item 3.	News Release

August 22, 2005 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Accelerates the Expiry of Warrants

TAG Oil Ltd., announces that the Company has given notice to accelerate the expiry of the certain outstanding share purchase warrants, currently exercisable at US$0.60 per share, that TAG issued on March 18, 2005.

TAG also announces today that the Company has filed its unaudited consolidated interim financial statements and accompanying notes for the period ending June 30, 2005 and related Management's Discussion and Analysis, with Canadian securities regulatory authorities.

Item 5.       Full Description of Material Change

Calgary, Alberta - August 22, 2005 --/PRNewswire/-- TAG Oil Ltd., (TSX-V: TAO and OTCBB: TAGOF) announces that the Company has given notice to accelerate the expiry of the certain outstanding share purchase warrants, currently exercisable at US$0.60 per share, that TAG issued on March 18, 2005. Warrant holders are cautioned that if they do not exercise their warrants on or before 4:30pm, Vancouver, B.C. time, September 26, 2005 in the manner provided for in the terms and conditions attached to the warrants, their warrants will expire and will no longer be exercisable. Assuming that all of the remaining 8,946,500 warrants are exercised, there will be 35,092,581 shares issued and outstanding (36,435,076 fully diluted).

TAG also announces today that the Company has filed its unaudited consolidated interim financial statements and accompanying notes for the period ending June 30, 2005 and related Management's Discussion and Analysis, with Canadian securities regulatory authorities.

TAG Oil Ltd. is a Canadian-based exploration company that is exploring for oil and natural gas in New Zealand. For additional information please visit our website at www.tagoil.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9.	Date of Report

August 22, 2005

"Garth Johnson"
Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia